Juan Romero President CEMEX Mexico Exhibit 6

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Mexican economy continues to grow in spite of global macro headwinds GDP (%) Construction GDP (%) Cement Consumption (%) Source: INEGI & CEMEX

2015 EBITDA mainly driven by our Value before Volume strategy EBITDA Variation ($ M) FX(1) 2015 Like-to-like 2015 31% EBITDA Margin 34% 1) $40 M impact of dollarized costs in our operations net of exports price benefit -22 -56 27 -228 247 999 966 -3%

Global economic volatility pressures the Mexican peso Exchange Rate (MXN/USD) Fiscal and monetary measures Source: BANXICO and CEMEX 1ST interest hike FED and Banxico

Value before Volume strategy achieving important results… Price by Business Segment Cement (LC/ton) Aggregates (LC/ton) Ready-mix (LC/m3) 1) CAGR from 2012 to 2015 LC: Local currency ‘13 ‘14 ‘12 ‘15 ‘13 ‘14 ‘12 ‘15 ‘13 ‘14 ‘12 ‘15 (1) (1) (1)

… while pursuing operational efficiencies SG&A (SG&A/Sales)(1) 1) Like-to-like basis, excludes distribution expense, depreciation, amortization, Patrimonio Hoy and Promexma 2) Fixed costs for core business: cement and ready-mix Working Capital (Average Days) Fixed Costs ($ M)(2) -1.1 pp -4

Favorable demand outlook for 2016 driven by the private sector Consistent growth in remittance inflows Positive job creation Real income growth Stable housing permits CONAVI reduced funding INFONAVIT and commercial bank mortgages Automakers’ plant expansion plans Gas pipeline network & electricity investment Hotels & retail stores expansion Public spending cut Specific projects for highways & railroads New investment vehicles (FIBRA-E) Formal housing Self construction Industrial & commercial Infrastructure Source: CEMEX Expected performance

Enhancing customer loyalty through our differentiated offer Industrial Producers Offer Professionalization Procurement terms benefits Integrated Offer Aggregates Admixtures Cement Benefits from Cross Selling (% Customers) ‘13 ‘14 ‘15

Best industry service due to our superior logistics capabilities Ready-mix plants across the country +270 ready-mix plants The highest reach in the industry 80 cement distribution centers Ready-mix equipment +2,200 mixer trucks +500 pumping equipment The most robust fleet +330 private trucks +2,420 from partners +4,280 railroad carts, 7 marine terminals and 4 ships +12,000 routes

We are globally enhancing our Customer Experience Management focus towards customer KPIs to monitor customer perception Align processes to customers Attractive value propositions Customer oriented culture Workforce passionate about customer

What you should expect from us: Achieve Zero for Life Continue implementing our Value before Volume strategy adapted to market-specific conditions Positive results in our efforts to improve our costs and expenses Continue with working capital reductions Additionally, we will continue to enhance our customer experience